UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

HALCÓN RESOURCES CORPORATION

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

40537Q605

(CUSIP Number)

Monica J. Shilling

Proskauer Rose LLP

2049 Century Park East, Suite 3200

Los Angeles, California 90067

Tel: (310) 557-2900

Fax: (310) 557-2193

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 9, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40537Q605

1.	Names of Reporting Persons AF IV Energy II AIV B1, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,690,080

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,690,080 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,690,080 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.2% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 40537Q605

1.	Names of Reporting Persons Ares Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 18,322,728

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 18,322,728 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,322,728 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.3% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 40537Q605

1.	Names of Reporting Persons Ares Management Holdings L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 18,322,728

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 18,322,728 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,322,728 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.3% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 40537Q605

1.	Names of Reporting Persons Ares Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 18,322,728

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 18,322,728 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,322,728 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.3% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 40537Q605

1.	Names of Reporting Persons Ares Holdings Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 18,322,728

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 18,322,728 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,322,728 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.3% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 40537Q605

1.	Names of Reporting Persons Ares Management L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 18,322,728

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 18,322,728 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,322,728 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.3% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 40537Q605

1.	Names of Reporting Persons Ares Management GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 18,322,728

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 18,322,728 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,322,728 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.3% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 40537Q605

1.	Names of Reporting Persons Ares Partners Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 18,322,728

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 18,322,728 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,322,728 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.3% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common stock, $0.0001 par value per share (the “Common Stock”) of Halcon Resources Corporation, a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 1000 Louisiana Street, Suite 6700, Houston, Texas 77002.

Item 2.	Identity and Background

(a) This statement is being filed jointly by (i) AF IV Energy II AIV B1, L.P., (ii) Ares Management LLC, (iii) Ares Management Holdings L.P. (“Ares Management Holdings”), (iv) Ares Holdco LLC (“Ares Holdco”), (v) Ares Holdings Inc. (“Ares Holdings”), (vi) Ares Management, L.P. (“Ares Management”), (vii) Ares Management GP LLC (“Ares Management GP”) and (viii) Ares Partners Holdco LLC (“Ares Partners”) (collectively, the “Reporting Persons”). The Reporting Persons have entered into a joint filing agreement, dated as of September 16, 2016, a copy of which is attached hereto as Exhibit 99.1.

(b) The address of the principal business and principal office of each of the Reporting Persons and the Board Members (as defined below) is c/o Ares Management LLC, 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067.

(c) The Reporting Persons are either holding companies without operations, or are principally engaged in the business of investment management and investing in securities.  The manager of the Purchasers (as defined in Item 5 below) is Ares Management LLC.  The sole member of Ares Management LLC is Ares Management Holdings and the general partner of Ares Management Holdings is Ares Holdco.  The sole member of Ares Holdco is Ares Holdings, whose sole stockholder is Ares Management. The general partner of Ares Management is Ares Management GP, and the sole member of Ares Management GP is Ares Partners.  Ares Partners is managed by a board of managers, which is composed of Michael Arougheti, David Kaplan, John Kissick, Antony Ressler and Bennett Rosenthal (collectively, the “Board Members”). Decisions by Ares Partners’ board of managers generally are made by a majority of the Board Members, which majority, subject to certain conditions, must include Antony Ressler. The present principal occupation of each of the Board Members is as follows: Michael Arougheti, Director and President of Ares Management GP and Co-Founder of Ares Management; David Kaplan, Director and Partner of Ares Management GP and Co-Founder of Ares Management; John Kissick, Director and Partner of Ares Management GP and Co-Founder of Ares Management; Antony Ressler, Chairman and Chief Executive Officer of Ares Management GP and Co-Founder of Ares Management; Bennett Rosenthal, Director and Partner of Ares Management GP and Co-Founder of Ares Management.

Each of the Reporting Persons (other than AF IV Energy II AIV B1, L.P., with respect to the shares held directly by it), and the Board Members and the other directors, officers, partners, stockholders, members and managers of the Reporting Persons expressly disclaims beneficial ownership of the shares of Common Stock, as defined in Rule 13d-3.

(d) During the last five years, none of the Reporting Persons or the Board Members have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or the Board Members have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Persons is organized in the State of Delaware.  Each of the Board Members is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The Purchasers acquired 17,981,822 shares of Common Stock and Warrants (as defined below) to purchase an additional 340,906 shares of Common Stock as reported in this Schedule 13D pursuant to the Plan (as defined in Item 4), as more fully described in Item 4 of this Schedule 13D.

Item 4.	Purpose of Transaction

On September 9, 2016 (the “Effective Date”), the Issuer consummated its Plan (as defined below) and issued shares of its Common Stock and the Warrants (as defined below) to certain of its creditors, including the Purchasers.  As previously disclosed by the Issuer, on July 27, 2016, the Issuer and certain of its subsidiaries (the “Debtors”) filed voluntary petitions for relief under Chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”), in order to effect the Debtors’ pre-packed plan of reorganization (the “Plan”).  The Plan included a restructuring support agreement (the “Restructuring Support Agreement”) among the Debtors and certain stakeholders of the Debtors, including certain affiliates of the Reporting Persons, pursuant to which the stakeholders would receive shares of Common Stock and warrants to purchase shares of Common Stock of the Issuer, as part of the reorganization pursuant to the Plan.

Prior to the Effective Date, the Purchasers were holders of certain of the Third Lien Notes and certain of the Unsecured Notes (each as defined in the Plan), and as such, on the Effective Date, the Purchasers received (i) 17,981,822 shares of Common Stock in the aggregate, and (ii) warrants to purchase an additional 340,906 shares of Common Stock of the Issuer (the “Warrants”).  The Third Lien Notes and the Unsecured Notes held by the Purchasers were cancelled as of the Effective Date.  Additionally, pursuant to the Plan and the Restructuring Support Agreement, the Reporting Persons received the right to appoint three members to the board of directors of the Issuer (the “Board”), provided that one such appointment was subject to the written consent of Franklin Advisers, Inc., as further described in the Plan.  Each of Nathan Walton, Darryll Schall and Ronald Scott were appointed to the Board as of the Effective Date pursuant to the designation of the Reporting Persons.  The descriptions of the Plan and the Restructuring Support Agreement are qualified in their entirety by reference to the agreements, copies of which are filed as Exhibit 1 and Exhibit 2 to this Schedule 13D and incorporated by reference.

The Purchasers and Reporting Persons acquired the Warrants and the shares of Common Stock, and currently hold such Warrants and shares of Common Stock, for investment purposes.  The Reporting Persons review on a continuing basis their investment in the Issuer. Based on such review, one or more of the Reporting Persons, individually or in the aggregate, from time to time, may acquire, or cause to be acquired, through open market purchases, privately negotiated agreements or otherwise, additional securities or assets of the Issuer or its subsidiaries, dispose of, or cause to be disposed, securities of the Issuer or its subsidiaries, enter into or unwind hedging or other derivative transactions with respect to securities of the Issuer or its subsidiaries, form joint ventures with the Issuer or its subsidiaries, pledge their interest in securities of the Issuer or its subsidiaries as a means of obtaining liquidity or as credit support for loans for any purpose, or formulate other purposes, plans or proposals regarding the Issuer, its subsidiaries or any of their respective securities or assets, in light of the Reporting Persons’ investment mandates and the general investment and trading policies of the Reporting Persons, the Issuer’s business and prospects, financial condition and operating results, general market and industry conditions or other factors.  In addition, the Reporting Persons and their representatives and advisers may communicate with the Board and management of the Issuer or its subsidiaries concerning the types of transactions disclosed in this paragraph, including but not limited to the acquisition of equity securities of, or assets from, the Issuer or its subsidiaries. In addition, the Reporting Persons may exercise any and all of their rights in a manner consistent with their direct and indirect equity interests, contractual rights and restrictions and other duties, if any.  If the Reporting Persons were to acquire additional equity of the Issuer, the Reporting Persons’ ability to influence the management, the Board or the policies of the Issuer may increase.  In addition, from time to time the Reporting Persons and their representatives and advisers may communicate with each other, Board and with other security holders, industry participants and other interested parties concerning the Issuer.  These potential actions could involve one or more of the events referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) Aggregate number and percentage of securities.

Ares Management LLC manages the following investment vehicles (the “Purchasers”) that, as of the date hereof, hold (i) an aggregate of 17,981,822 shares of Common Stock in the individual amounts below and (ii) Warrants to purchase an aggregate of up to 340,906 shares of Common Stock in the individual amounts noted below:

Ares Investment Vehicle	Aggregate number of shares of Common Stock	Aggregate number of shares of Common Stock issuable upon the exercise of the Warrants
AF IV Energy II AIV B1, L.P.	4,584,460	105,620
AF IV Energy II AIV A1, L.P.	727,651	16,764
AF IV Energy II AIV A2, L.P.	1,091,366	25,136
AF IV Energy II AIV A3, L.P.	460,774	10,613
AF IV Energy II AIV A4, L.P.	471,169	10,846
AF IV Energy II AIV A5, L.P.	603,875	13,916
AF IV Energy II AIV A6, L.P.	472,916	10,899
AF IV Energy II AIV A7, L.P.	242,562	5,591
AF IV Energy II AIV A8, L.P.	470,538	10,840
AF IV Energy II AIV A9, L.P.	487,756	11,236
AF IV Energy II AIV A10, L.P.	727,651	16,764
AF IV Energy II AIV A11, L.P.	272,823	6,279
AF IV Energy II AIV A12, L.P.	484,996	11,166
SSF III Halcon AIV B1, L.P.	221,604	2,691
SSF III Halcon AIV 1, L.P.	949,666	11,540
SSF III Halcon AIV 2, L.P.	142,470	1,735
SSF III Halcon AIV 3, L.P.	272,257	3,314
SSF IV Halcon AIV B1, L.P.	1,540,296	20,518
SSF IV Halcon AIV 1, L.P.	71,669	949
SSF IV Halcon AIV 2, L.P.	528,207	7,031
SSF IV Halcon AIV 3, L.P.	573,655	7,637
SSF IV Halcon AIV 4, L.P.	143,453	1,910
SSF IV Halcon AIV 5, L.P.	316,411	4,211
SSF IV Halcon AIV 6, L.P.	532,209	7,089
SSF IV Halcon AIV 7, L.P.	639,592	8,516
Ares Dynamic Credit Allocation Fund, Inc.	292,519	—
Ares Strategic Investment Partners Ltd.	194,858	2,132
Future Fund Board of Guardians	224,654	3,244
ASIP (Holdco) IV S.a r.l.	95,790	1,677
Ares Multi-Strategy Credit Fund V (H), L.P.	42,051	1,042
Transatlantic Reinsurance Company	67,228	—
RSUI Indemnity Company	34,696	—

The shares of Common Stock held by AF IV Energy II AIV B1, L.P., including those shares issuable upon exercise of the Warrants held by AF IV Energy II AIV B1, L.P., represent approximately 5.2 % of the shares of Common Stock outstanding.  None of the other Purchasers hold shares of Common Stock, including those shares issuable upon exercise of the Warrants held by such purchaser, representing 5.0% or more of the outstanding shares of Common Stock.  Each of the Reporting Persons, as a result of the relationships described in Item 2, may be deemed to directly or indirectly beneficially own the shares of Common Stock, including those shares issuable upon exercise of the Warrants, reported on the cover pages to this Schedule 13D for such Reporting Person.

See also items 11 and 13 of the cover pages to, and Item 2 of, this Schedule 13D for the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, that include 340,906 shares of Common Stock issuable upon exercise of the Warrants.  The ownership percentages reported in this Schedule 13D are based on an aggregate of 90,000,002 shares of Common Stock outstanding as of September 9, 2016 as reported in the Issuer’s Form 8-K filed on September 9, 2016.

(b) Power to vote and dispose. See items 7 through 10 of the cover pages to, and Item 2 of, this Schedule 13D for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition. The numbers include 340,906 shares of Common Stock issuable upon exercise of the Warrants.

(c) Transactions within the past 60 days. Except for the information set forth herein, including in Items 3, 4 and 6, which is incorporated herein by reference, none of the Reporting Persons has effected any transaction related to the Common Stock during the past 60 days.

(d) Certain rights of other persons. Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this statement.

(e) Date ceased to be a 5% owner. Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Plan of Reorganization

On June 9, 2016, certain affiliates of the Reporting Persons, along with other stakeholders of the Debtors, entered into the Plan with the Debtors, which included a Restructuring Support Agreement. The information regarding the Plan and the Restructuring Support Agreement disclosed in Item 4 of this Schedule 13D is incorporated by reference into this Item 6.

Warrants

On September 9, 2016, the Issuer entered into a warrant agreement (the “Warrant Agreement”) with U.S. Bank National Association, as warrant agent, pursuant to which the Issuer issued the Warrants.  Each of the Warrants is exercisable for a four year period commencing on September 9, 2016 at an exercise price of $14.04 per share.  The Warrants expire on September 9, 2020.

Registration Rights Agreement

On September 9, 2016, the Issuer entered into a registration rights agreement with the Purchasers (the “Registration Rights Agreement”), pursuant to which the Issuer agreed to file with the Securities and Exchange Commission (the “SEC”) within 30 days following the earlier to occur of (i) the Issuer filing with the SEC its Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and (ii) the Issuer meeting the eligibility requirements to file a registration statement on Form S-3, and thereafter to use its commercially reasonable efforts to cause to be declared effective as promptly as practicable, a shelf registration statement for the offer and resale of the Common Stock held by the Purchasers.  The Registration Rights Agreement contains other customary terms and conditions, including, without limitation, provisions with respect to blackout periods and indemnification.

The descriptions of the Warrant Agreement and the Registration Rights Agreement are qualified in their entirety by reference to such agreements, copies of which are filed as Exhibits 3 and 4 hereto, respectively, and incorporated by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description

Exhibit 1	Disclosure Statement and Plan (incorporated by reference to Exhibit 99.1 to the current report on Form 8-K of the Issuer filed on June 20, 2016).

Exhibit 2

Restructuring Support Agreement by and among the Issuer and the Consenting Creditors (as defined therein), dated as of June 9, 2016 (incorporated by reference to Exhibit 10.1 to the current report on Form 8-K of the Issuer filed on June 13, 2016).

Exhibit 3

Warrant Agreement, dated as of September 9, 2016, by and between Halcon Resources Corporation and U.S. Bank National Association (incorporated by reference to Exhibit 10.3 to the current report on Form 8-K of the Issuer filed on September 9, 2016).

Exhibit 4

Registration Rights Agreement, dated as of September 9, 2016, by and among Halcon Resources Corporation and the Holders party thereto (incorporated by reference to Exhibit 10.3 to the current report on Form 8-K of the Issuer filed on September 9, 2016).

Exhibit 99.1	Joint Filing Agreement (filed herewith).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 16, 2016

AF IV ENERGY II AIV B1, L.P.

/s/ Michael D. Weiner
	By:	Michael D. Weiner

	Its:	Authorized Signatory

ARES MANAGEMENT LLC

/s/ Michael D. Weiner
By:	Michael D. Weiner

Its:	Authorized Signatory

ARES MANAGEMENT HOLDINGS L.P.

By:	ARES HOLDCO LLC

Its General Partner

/s/ Michael D. Weiner
	By:	Michael D. Weiner

	Its:	Authorized Signatory

ARES HOLDCO LLC

/s/ Michael D. Weiner
By:	Michael D. Weiner

Its:	Authorized Signatory

ARES HOLDINGS INC.

/s/ Michael D. Weiner
By:	Michael D. Weiner

Its:	Authorized Signatory

ARES MANAGEMENT, L.P.

By:	ARES MANAGEMENT GP LLC

Its General Partner

/s/ Michael D. Weiner
	By:	Michael D. Weiner

	Its:	Authorized Signatory

ARES MANAGEMENT GP LLC

/s/ Michael D. Weiner
By:	Michael D. Weiner

Its:	Authorized Signatory

ARES PARTNERS HOLDCO LLC

/s/ Michael D. Weiner
By:	Michael D. Weiner

Its:	Authorized Signatory

Exhibit Index

Exhibit	Description

Exhibit 1	Disclosure Statement and Plan (incorporated by reference to Exhibit 99.1 to the current report on Form 8-K of the Issuer filed on June 20, 2016).

Exhibit 2

Restructuring Support Agreement by and among the Issuer and the Consenting Creditors (as defined therein), dated as of June 9, 2016 (incorporated by reference to Exhibit 10.1 to the current report on Form 8-K of the Issuer filed on June 13, 2016).

Exhibit 3

Warrant Agreement, dated as of September 9, 2016, by and between Halcon Resources Corporation and U.S. Bank National Association (incorporated by reference to Exhibit 10.3 to the current report on Form 8-K of the Issuer filed on September 9, 2016).

Exhibit 4

Registration Rights Agreement, dated as of September 9, 2016, by and among Halcon Resources Corporation and the Holders party thereto (incorporated by reference to Exhibit 10.3 to the current report on Form 8-K of the Issuer filed on September 9, 2016).

Exhibit 99.1	Joint Filing Agreement (filed herewith).